

Mail Stop 3720

December 17, 2008

Marc V. Byron
Chairman of the Board and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue
4th Floor
Fort Lee, NJ 07024

> **Re: Polaris Acquisition Corp.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed December 10, 2008**
> **File No. 001-33860**

Dear Mr. Byron:

We have reviewed the above filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

The Merger Proposal, page 39

Background of the Merger, page 39

1.   Discuss any material events, meetings or contacts that occurred after November 10, 2008 and generally how the Polaris board evaluated subsequent events in the U.S. automotive industry in its decision to continue recommending the transaction and relying on the Duff & Phelps opinion.

Duff & Phelps Opinion, page 46

2.   We note your responses to comments six through nine in our letter dated November 26, 2008. However, we disagree that disclosure highlighting changes to the fairness opinion

procedures is not necessary and may be confusing to investors. The prior fairness opinion is material to an understanding of the background of the transaction and is publicly available to investors. Please identify and explain the material differences in the new opinion, including the change in the valuation methodology and resulting higher valuation range for the revised merger consideration, the change in the discount rate applied, the change in the revenue and EBITDA projections, and the changes in the comparable company terminal value analysis.

Discounted Cash Flow Analysis, page 49

3.   We note that Duff & Phelps increased the range of discount rates applied to 22.5% to 27.5% from 20% to 25% due to further deterioration of the U.S. economic outlook and the higher cost of capital facing U.S. firms. We also note that this range is "commensurate with early-stage, high-growth companies." If Duff & Phelps did not take into account specific risks facing Hughes due to its reliance on limited contractual relationships with Chrysler and Mercedes Benz, please disclose this and explain why.

4.   We note your response to comment eight in our letter dated November 26, 2008. We disagree that the changes to the revised revenue and EBITDA projections are immaterial. In particular, we note significant differences in revenues during the first three years of such projections. Please highlight these material differences, disclose when Hughes's management provided these revised projections, and explain the reasons for the revisions.

The Merger Agreement, page 55

Materiality and Material Adverse Effect, page 58

5.   We note that you are unable to determine whether a fundamental event, such as a bankruptcy, involving Chrysler or Mercedes Benz would constitute a material adverse effect as to Hughes pursuant to the merger agreement. Given current events and your reliance on contracts with these two companies, both in terms of long-term operating performance and your short-term financial condition due to covenants related to these contracts in your senior secured indebtedness, please provide risk factor disclosure addressing the possibility that a bankruptcy involving Chrysler or Mercedes Benz might not constitute a material adverse effect under the merger agreement and not result in the agreement being terminated after shareholder approval.

Annex B. Amended and Restated Certificate of Incorporation, page B-1

6.   Please include Annex B in your revised preliminary proxy statement or provide us with a draft as soon as practicable.

*   *   *   *

        As appropriate, please revise your preliminary proxy statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368, or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3810, if you have questions regarding comments on the financial statements and related matters. Please contact John Harrington, Attorney-Adviser, at (202) 551-3576, or Larry Spirgel, Assistant Director, at (202) 551-3810, with any other questions.

Sincerely,

/s/ Larry Spirgel
Assistant Director

cc: Andrew J. Nussbaum
        Wachtell, Lipton, Rosen & Katz
        Via facsimile: (212) 403-2269